UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON JUNE 27th, 2012

DATE, TIME, AND PLACE:

June 27th, 2012, at 11:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. José Manuel Tejón Borrajo, José de Menezes Berenguer Neto, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli – Directors. Messrs. José Antonio Alvarez Alvarez and José de Paiva Ferreira - Directors were absent due to justified reasons.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mrs. Ana Maria Imbiriba Corrêa, Company’s Executive Superintendent, to act as the Secretary.

AGENDA:

Approve the election Mrs. Elidie Palma Bifano as a member of the Company Audit Committee.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, the Company´s Board of Directors, unanimously and without any restrictions, approved, under article 17, item XXI, of the Company’s Bylaws and favorable recommendation of Compensation and Appointment Committee, the election of Mrs. Elidie Palma Bifano, a Brazilian citizen, married, graduate in law, bearer of RG  # 3.076.167 SSP/SP, registered with CPF/MF  under # 395.907.558-87, resident and domiciled in São Paulo – SP, with business address at Avenue Presidente Juscelino Kubitschek, # 2235, Vila Olímpia – SP, as a member of the Company Audit Committee, with a term of office until March 16, 2013. It was informed to Directors that the member of the Audit Committee herein elected represented he is not subject to a crime provided for by law impeding him from exercising commercial activities, especially those mentioned in paragraph 1º of article 147 of the Corporation Act, and he meets the requirements set forth in Resolutions # 3041/02 and 3198/04, both of the National Monetary Council, and he will only take the office for which he was elected after approval of his election by the Brazilian Central Bank.

[Free English Translation]

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which was read and approved, and signed by all Directors and the Secretary. São Paulo, June 27th, 2012. a) Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. José Manuel Tejón Borrajo, José de Menezes Berenguer Neto, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli – Directors. Ana Maria Imbiriba Corrêa – Secretary.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Ana Maria Imbiriba Corrêa

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 27, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer